Exhibit 6

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s 2022 Annual Report, as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2022 Annual Report, as amended, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2022 Annual Report, as amended to date.

Republic of Colombia

Domestic Initiatives

On July 2, 2023, through Decree 1085 of 2023, a State of Economic, Social and Ecological Emergency was declared in the department of La Guajira due to low water availability as a result of drought and the El Niño phenomenon. The decree allows the Government to adopt measures and provide resources to combat the crisis. On August 29, 2023, the Procuraduría issued an opinion to the Constitutional Court stating that Decree 1085 of 2023 was unconstitutional, pointing out that the situation in La Guajira can be addressed through ordinary mechanisms, without granting extraordinary powers to the Government. On October 2, 2023, the Constitutional Court of Colombia declared Decree 1085 of 2023 unconstitutional, but permitted the Government to rely on the Decree for a one-year period from July 2, 2023, due to the humanitarian crisis in La Guajira as a result of low water availability. On November 28, 2023, the Constitutional Court of Colombia declared Decree 1272 of 2023, which adopted temporary measures to reactivate tourism in la Guajira under the Economic, Social and Ecological Emergency, unconstitutional on the grounds that there was no relationship between the humanitarian crisis and the Economic, Social and Ecological Emergency.

On October 9, 2023, the Ministry of Finance issued a favorable opinion on Bill 293 of 2023 related to a pension reform (the “Pension Reform Bill”), which entered its second debate in Congress on February 25, 2024.

The Pension Reform Bill seeks to establish a new old-age protection system that addresses the challenges of coverage, equity, sufficiency and sustainability. The Pension Reform Bill is based on four main pillars: (i) solidarity; (ii) semi-contributory; (iii) contributory; and (iv) semi-contributory or voluntary savings:

•

Solidarity pillar: This pillar provides for monetary transfers for women aged 60 or older and men aged 65 or older who are in conditions of extreme poverty, monetary poverty and border vulnerability and do not have any pension income. These transfers are expected to cover 2.6 million people in 2025.

•

Semi-contributory pillar: This pillar contemplates that women aged 60 or over and men aged 65 or over who have contributed to the pension system for at least 300 weeks but less than the required number of weeks to access a pension, will receive a life annuity based on their total contributions.

•

Contributory pillar: This pillar provides for mandatory contributions to be distributed as follows: (i) contributions by members of the pension system with income between one and three minimum monthly salaries will be allocated to the Average Premium Component; and (ii) contributions by members with monthly income greater than three times the minimum monthly salary will be allocated to the Complementary Individual Savings Component.

•	Semi-contributory or voluntary savings pillar: This pillar states that all contributors will be able to make voluntary contributions to the pension system.

The Ministry of Finance opinion states that the provisions of the Pension Reform Bill would result in an increase in fiscal cost (based on net present value) to the year 2070 of 9.5% of GDP and that the net fiscal impact is within the financial capabilities of the Government, is aligned with the framework of fiscal restrictions established in the Medium Term Fiscal Framework (MTFF) and the Medium Term Expenditure Framework (MTEF), and is in compliance with the fiscal rule. After the year 2070, pension system costs are projected to rise suddenly as a result of the need to meet pension obligations, creating a negative fiscal impact. Therefore, the Ministry of Finance has suggested the creation of a savings fund as part of the Contributory pillar to help the Government meet pension obligations.

As of October 10, 2023, the Congress had approved 63 of 143 articles of Bill 339-C of 2023, which seeks to adopt a healthcare system controlled by the Government, with participation of public, private and mixed health services, focused on prevention, prediction, financial management and health risk management. As of November 1, 2023, 49% of the articles of Bill 339-C of 2023 had been approved by the Congress, and the discussion of the remaining 73 articles was postponed to November 7, 2023. On March 16, 2024, 9 out of 14 members of Congress in the seventh committee voted against the approval of the health care reform. On March 20, 2024, the Ministry of Finance submitted to the Congress the analysis reporting the annual fiscal costs of the reform until 2033. On March 25, 2024, an alternative Bill proposal was submitted by Senator Fabian Arias of the “Alianza Verde” party to the Congress regarding the health care reform.

On March 12, 2024, the Supreme Court of Justice elected Luz Adriana Camargo Garzón as the new Attorney General of the Republic.

On March 15, 2024, President Petro proposed a National Constitutional Assembly. On March 18, 2024, President Petro specified that the constituent process he called is not to change the 1991 Constitution nor to perpetuate himself in power, but for the people to solve “several fundamental problems that hold back Colombian society”. A National Constitutional Assembly would require a lengthy process, which would require the approval of Congress in addition to a national referendum. As of today, there is no formal proposal for a National Constitutional Assembly in place.

Guerrilla Activity

FARC

On October 2, 2023, the Office of the High Commissioner for Peace announced that a peace dialogue between the Government and the Estado Mayor Central FARC group would begin on October 8, 2023 in Tibú, Norte de Santander.

On October 16, 2023, the Government and FARC dissidents agreed to a bilateral ceasefire, as part of peace negotiations. On March 17, 2024, President Petro ordered the suspension of the ceasefire with FARC dissidents due to the failure of the FARC Central Command to comply with the ceasefire in Nariño, Cauca and Valle del Cauca, due to the attack on the civilian population, organizations and social leaders.

ELN

On July 14, 2023, the Government and the ELN agreed on the operating regulations of the National Participation Committee (Comité Nacional de la Participación), which aims to facilitate the participation of Colombian citizens in the peace process.

On September 4, 2023, Colombia’s High Commissioner for Peace published Statement No. 18, which documents the agreement reached during peace dialogues between the Government and the ELN to develop mechanisms for humanitarian treatment of political prisoners and members of the ELN in the country’s prisons or detention centers.

On November 2, 2023, the Government’s delegation to the peace dialogues with the ELN reported that the ELN was responsible for the kidnapping of soccer player Luis Díaz’s father, and the delegation demanded his immediate release in order to comply with the terms of the peace process. His father was released on November 9, 2023.

Criminal Activity

In 2023, 13,515 incidents of homicide nationwide were reported, a decrease of 0.2% compared to 2022, during which 13,537 incidents of homicide were reported. In January 2024, 1,103 incidents of homicide were reported. In 2023, 331 incidents of kidnapping were reported, a 48.4% increase compared to 223 incidents of kidnapping in 2022. During the two-month period ended February 29, 2024, 28 incidents of kidnapping were reported. In 2023, 187 incidents of terrorism were reported, a decrease of 67.6% compared to 2022. During the two-month period ended February 29, 2024, 11 incidents of terrorism were reported.

On October 28, 2023, a mob set fire to the Gamarra, Cesar office of the Registraduría Nacional del Estado Civil, the entity in charge of organizing elections in Colombia, causing the death of one employee.

Corruption Investigations

On May 30, 2023, the Consejo Nacional Electoral (“CNE”) announced that it had opened an investigation into President Petro’s 2022 presidential campaign. The CNE stated that the investigation is focused on alleged irregularities in the financing and financial reporting of President Petro’s 2022 campaign. The investigation is ongoing.

On June 9, 2023, the Attorney General’s office announced that it had opened its own investigation into President Petro’s 2022 presidential campaign. The Attorney General’s office stated that the investigation is focused on determining whether financial crimes were committed in relation to the campaign. Further, the Attorney General’s office stated that it is investigating whether crimes related to illegal funds and the exceeding of financing limits were committed. On October 2, 2023, the Attorney General’s office announced that it had referred its criminal probe into alleged criminal activity by President Petro’s 2022 presidential campaign to the Accusation Committee (Comisión de Acusaciones) of the Chamber of Representatives, the Supreme Court and the CNE for further investigation. The investigation remains ongoing.

On August 4, 2023, the Attorney General’s Office charged Nicolás Petro Burgos, son of President Gustavo Petro, with the crimes of illicit enrichment and money laundering. It was reported that during questioning, Mr. Petro Burgos provided information regarding certain financing received by President Petro’s presidential campaign, which had not been reported to electoral authorities and which would have exceeded the limits allowed by law. On September 25, 2023, the Attorney General’s Office announced that it had filed an escrito de acusación (or indictment) with the Criminal Circuit Courts of Barranquilla against Mr. Petro Burgos for the crimes of illicit enrichment and money laundering. On September 25, 2023, a Second Specialized Judge was appointed to conduct the proceedings. On January 11, 2024, the Attorney General’s office accused Nicolás Fernando Petro Burgos of allegedly engaging in money laundering and illicit enrichment.

On September 12, 2023, the Attorney General’s Office charged Édgar Chacón Hartmann, former property manager at the Vice Presidency of Planning, Risks and Environment of the National Infrastructure Agency (“ANI”), with allegedly failing to comply with legal requirements in the execution of contracts that would have benefited the concessionaire of which Odebrecht was a part.

On September 16, 2023, the Attorney General’s Office charged seven former ANI officials for their alleged responsibility in contractual irregularities in the Odebrecht case in connection with the Ruta del Sol II highway concession.

On September 18, 2023, the Attorney General’s Office charged five former ANI officials for allegedly unlawfully benefiting the Ruta del Sol II concessionaire.

On September 19, 2023, the Attorney General’s Office charged eleven former ANI officials for allegedly unlawfully favoring a concessionaire joint venture, which included the construction company Odebrecht, between 2014 and 2016.

On September 25, 2023, the Attorney General’s Office reported an investigation into possible acts of corruption by the Mayor’s Office of Bogotá in the contracting with Metro de Bogotá.

On October 5, 2023, the Attorney General’s Office charged five members of the Midas S.A.S company, including Gabriel Alberto Giraldo Escudero, former mayor of Gamarra, Cesar, and his brother Jaime Helí Giraldo Escudero, for allegedly signing false contracts to facilitate the payment of bribes from Odebrecht.

On October 6, 2023, the Attorney General’s Office filed an indictment against the former Minister of Transportation, Cecilia Álvarez, for allegedly taking actions that allowed the execution of two irregular modifications to the Ruta del Sol II contract.

On October 9, 2023, the Attorney General’s Office charged three former ANI officials for their alleged responsibility for irregular amendments to the Ruta del Sol II contract. On October 14, 2023, the Public Ministry disqualified Luis Fernando Andrade, the former President of the ANI, from holding public office for 15 years. The disqualification arose out of a corruption investigation by the Public Ministry. Mr. Andrade was found to have illegally benefitted third parties in relation to the Ruta del Sol construction project. Mr. Andrade has the right to appeal this decision.

On November 1, 2023, the Attorney General’s Office filed an indictment against former presidential candidate Óscar Iván Zuluaga Escobar and his campaign manager, David Zuluaga Martínez, for concealing the contributions that Odebrecht made to cover the campaign’s advertising expenses during the 2014 elections. The indictment alleges that the contributions violated article 109 of the Political Constitution, which prohibits political parties from receiving resources from foreign natural or legal persons for electoral campaigns.

On September 20, 2023, the Procuraduría ordered the opening of a disciplinary investigation against the Minister of Foreign Affairs, Álvaro Leyva Durán, and the Secretary General of the Ministry, José Antonio Salazar Ramírez, for alleged irregularities in the suspension of the passport procurement process.

On January 24, 2024, the Procuraduría ordered the three month provisional suspension of the then Minister of Foreign Affairs, Álvaro Leyva Durán, for irregularities in the suspension of the passport procurement process. On February 7, 2024, the Procuraduría confirmed the provisional suspension of the then Minister of Foreign Affairs, Álvaro Leyva Durán.

On February 8, 2024, the Ambassador of Colombia to the United States, Luis Gilberto Murillo was designated as acting Minister of Foreign Affairs.

Foreign Affairs

Following the October 7, 2023 Hamas terrorist attack in Israel, President Gustavo Petro made statements regarding the conflict in the Middle East. On October 15, 2023, the Minister of Foreign Affairs of Israel summoned Colombia’s Ambassador to Israel to deliver a reprimand concerning President Petro’s statements. Israel has suspended exports of security and defense equipment to Colombia.

Imports from Israel accounted for 0.2% of total imports to Colombia (including both the private and public sector) in each of the years 2018 through 2022. For the eight-month period ended August 31, 2023, total imports from Israel accounted for 0.1% of total imports.

Exports to Israel accounted for between 1% and 2% of total exports from Colombia (including both the private and public sector) in each of the years 2018 through 2022. For the eight-month period ended August 31, 2023, total exports to Israel accounted for 1% of total exports.

On October 31, 2023, the Government expressed its concerns with the military actions by Israel defense forces in areas densely populated by civilians in Gaza and reiterated the importance of respecting international humanitarian law. President Petro has called back for consultation the Colombian ambassador to Israel.

On February 28, 2024, the Ambassador of Israel to Colombia, Gali Dagan, was summoned by the Colombian Foreign Ministry due to recent statements in his X account, in which he addresses internal affairs of Colombia.

On February 29, 2024, the Government expressed its strongest condemnation of the attack in the northern Gaza Strip, in which Israeli forces fired at Palestinian civilians who were waiting for humanitarian aid and food, leaving more than 100 people dead and more than 700 wounded.

On March 25, 2024, the Ministry of Foreign Affairs of Colombia expressed its support for the approval of Resolution S/RES/2728 (2024) on the situation in the Middle East, including the Palestinian question approved by the UN Security Council, which voted for a ceasefire during the month of Ramadan calling for the cessation of hostilities and the release of all hostages and to work for the final resolution of the conflict.

On March 27, 2024, the Ministry of Foreign Affairs expelled several diplomats of Argentina’s Embassy in Colombia after the President of Argentina, Javier Milei, insulted President Petro on an international news channel.

On March 31, 2024, the Ministries of Foreign Affairs of Argentina and Colombia published a joint statement detailing that both governments have held talks to strengthen diplomatic relations and overcome any differences. The Colombian government has instructed its Ambassador to return to Buenos Aires, Argentina, and approved the new Argentine Ambassador to Colombia.

Government and Political Parties

On October 29, 2023, regional elections were held in Colombia. Voters in the country’s largest cities elected the following new mayors: Carlos Fernando Galán (49.02% of votes) in Bogotá, Federico Andres Gutierrez (73.36% of votes) in Medellín, Alvaro Alejandro Eder (40.39% of votes) in Cali and Alejandro Char (73.24% of votes) in Barranquilla.

Economy

Environmental

On July 27, 2021, Colombia adopted a sovereign green bond framework (the “Original Framework”) through Resolution No. 1687 of July 2021. On August 5, 2022, Colombia updated the Original Framework through Resolution No. 2063 of August 2022 to advance with its sustainable financing strategy (as updated, the “Framework”). The green component was modified in line with the Green Taxonomy of Colombia, and a social component was added. Thus, this amended Framework will guide the issuance of Colombia’s sovereign green, social, and/or sustainable bonds through the establishment of pre- and post-issuance procedures. See “Economy—Environmental—Sovereign Green, Social and Sustainable Bond Framework” in Colombia’s 2022 Annual Report for more information about the Framework.

Under Colombia’s Framework, the eligible social expenditures to be included in the portfolio and disclosed to investors in annual reports may include: (i) recent expenditures, i.e., expenditures included in the National Budget of the fiscal year prior to the issuance of the social bond, provided that these expenditures have been duly committed; (ii) current year expenditures of the National Budget, i.e., during the year the social bond is issued; and (iii) future expenditures to be made in the fiscal year following issuance of the social bond.

On February 7, 2024, Moody’s Investors Service, Inc. (“Moody’s”) published its Second Party Opinion (“SPO”) in which it assigned an SQS2 sustainability quality score (very good) to Colombia’s social expenses identified in the 2023 budget year. On March 27, 2024, Moody’s published its SPO in which it assigned an SQS2 sustainability quality score (very good) to Colombia’s social expenses identified in the 2024 budget year.

Gross Domestic Product

In 2023, real GDP grew by 0.6% in real terms compared to the same period of 2022.

According to preliminary data, in 2023 the manufacturing sector decreased by 3.5% in real terms and represented approximately 11.2% of GDP, compared to 9.5% growth in the same period of 2022. Agriculture, livestock, fishing and forestry sector shrank by 1.8% in real terms in 2023 compared to 2022, and that sector accounted for approximately 5.9% of GDP in 2023. Construction activity decreased by 4.2% in real terms in 2023, compared to an increase of 6.8% in 2022, and accounted for approximately 4.3% of GDP. Mining activity (including oil) increased by 2.6% in real terms in 2023, compared to an increase of 1.3% in 2022, and represented approximately 3.8% of GDP. Electricity, gas and water sector grew by 2.1% in real terms in 2023, compared to growth of 4.6% in 2022 and represented approximately 2.9% of GDP.

According to preliminary figures, gross fixed public investment represented 19.4% of GDP in 2023 and registered a growth of 0.9% in comparison to 2022. Gross fixed private investment, which represented 77.5% of GDP in 2023, registered a 1.1% increase compared to 2022.

Ecopetrol

On March 22, 2024, Ecopetrol held a Shareholders General Meeting in which a new Board of Directors was elected. The new Board is composed of Angela María Robledo, Lilia Tatiana Roa, Mónica de Greiff, Gónzalo Hernández, Luis Alberto Zuleta, Edwin Palma Egea, Guillermo García Realpe, Álvaro Torres Macías and Juan José Echavarría.

Employment and Labor

The following table presents national monthly average rates of unemployment from January 2019 through February 2024, according to the methodology adopted by DANE:

National Monthly Unemployment Rates

	2019	2020	2021	2022	2023	2024
January	13.1%	13.5%	17.6%	14.6%	13.7%	12.7%
February	12.1%	12.8%	15.6%	12.9%	11.4%	11.7%
March	11.2%	13.2%	14.7%	12.1%	10.0%
April	10.7%	20.5%	15.5%	11.2%	10.7%
May	11.0%	22.0%	15.2%	10.6%	10.5%
June	9.7%	20.4%	14.6%	11.3%	9.3%
July	11.3%	20.9%	13.1%	11.0%	9.6%
August	11.2%	17.4%	12.9%	10.6%	9.3%
September	10.8%	16.3%	12.0%	10.7%	9.3%
October	10.1%	15.3%	12.0%	9.7%	9.2%
November	9.6%	13.9%	11.5%	9.5%	9.0%
December	9.9%	13.9%	11.1%	10.3%	10.0%

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	2023
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	14.6%	14.6%	14.1%	14.2%
Mining and quarrying	1.0%	1.2%	1.0%	1.6%
Manufacturing	10.6%	10.6%	10.7%	10.3%
Electricity, gas and water supply	1.4%	1.4%	1.4%	1.3%
Construction	6.8%	6.8%	7.0%	6.9%
Retail, hotels and restaurants	25.4%	24.8%	24.4%	24.7%
Transport, storage and communications	9.3%	9.5%	9.5%	9.1%
Financial intermediation	1.7%	1.9%	1.9%	1.9%
Real estate, renting and business activities	9.3%	8.9%	9.2%	9.4%
Community, social and personal services	20.0%	20.5%	20.8%	20.6%
Total	100.0%	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Foreign Trade and Balance of Payments

Balance of Payments

In recent years, Colombia has registered deficits in the primary income of the current account because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. According to preliminary figures, Colombia registered a deficit in the primary income of the current account of U.S.$3,568 million in 2023. However, the secondary income category registered inflows of U.S.$3,411 million in 2023. In 2023, the services category registered a deficit of U.S.$267 million, an increase compared to the same period of 2022.

According to preliminary figures, Colombia registered a current account deficit of U.S.$2,293 million in 2023, a 52% decrease compared to 2022.

According to preliminary figures, total foreign investment registered a deficit of U.S.$3,301 million in 2023, down from a deficit of U.S.$3,529 million 2022.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports for the periods indicated.

Merchandise Exports to Major Trading Partners

	2019	2020(1)	2021(1)	2022(1)	2023(1)	January 2024
	(percentage of total exports)
United States	29.2	28.7	26.5	26.1	26.4	25.6
Mexico	3.6	3.7	2.9	3.1	3.8	4.7
China	11.6	8.9	8.8	3.8	5.0	6.5
Netherlands	3.1	2.3	2.4	4.7	4.1	3.2
Ecuador	4.9	4.7	4.2	3.3	4.1	4.2
Panama	6.0	4.6	5.8	10.3	9.3	5.4
Spain	1.3	1.6	1.7	2.6	2.3	1.9
Dominican Republic	0.9	0.8	1.1	1.6	1.2	2.6
Peru	2.9	2.8	2.6	1.9	2.3	2.0
Brazil	3.7	4.1	5.0	4.1	3.8	4.5
India	0.9	2.6	5.4	4.0	4.8	6.4
Turkey	3.0	2.9	3.1	4.0	1.7	2.0
Canada	1.1	1.3	1.7	2.0	1.4	2.0
Others	27.9	30.9	28.9	28.5	29.8	29.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.

Sources: DANE and National Directorate of Customs and Taxes.

Merchandise Imports by Major Trading Partners(1)

	2019	2020	2021(2)	2022(2)	2023(2)	January 2024
	(percentage of total imports)
United States	25.1	24.1	23.6	25.1	25.6	30.1
Mexico	7.5	6.9	6.5	5.6	5.0	4.4
China	20.8	23.8	23.1	23.2	21.6	21.2
France	2.8	2.3	2.5	3.4	3.4	1.6
India	2.2	2.2	2.2	2.1	2.2	1.8
South Korea	1.3	1.5	1.5	1.3	1.4	1.1
Germany	4.2	3.8	3.5	3.1	3.8	3.3
Brazil	6.0	5.7	5.7	7.0	6.3	9.1
Argentina	1.8	1.6	2.1	2.1	2.2	1.2
Japan	2.3	2.0	2.1	1.8	2.1	2.8
Spain	1.9	1.8	2.1	1.8	2.0	1.8
Italy	1.6	1.6	1.5	1.6	1.8	1.8
Canada	1.6	1.7	1.6	1.6	1.6	1.3
Others	20.8	21.1	22.0	20.3	21.0	18.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Correspond to country of purchase.
(2)	Preliminary
(3)	Annual variation according to dollar amounts (FOB).

Sources: DANE and National Directorate of Customs and Taxes.

During the one-month period ended January 31, 2024, Colombia’s three major import partners (FOB) were the United States, China and Brazil, representing 30.1%, 21.2% and 9.1% of Colombia’s total imports during such period, respectively.

During the one-month period ended January 31, 2024, Colombia’s three major export partners (FOB) were the United States, China and India, representing 25.6%, 6.5% and 6.4% of Colombia’s total exports during such period, respectively.

Monetary System

Interest Rates and Inflation

On December 19, 2023, Banco de la República lowered the discount rate by 25 bps to 13%. On January 31, 2024, Banco de la República lowered the discount rate by 25 bps to 12.75%. On March 22, 2024, Banco de la República lowered the discount rate by 50 bps to 12.25%.

The 12-month change in Consumer Price Index (“CPI”) as of February 29, 2024 was 7.7%.

As of February 29, 2024, the year-over-year Producer Price Index (“PPI”) decreased by an estimated 5.4%, mainly due to decrease in prices of mining (23.8%).

As of March 18, 2024, the Fixed Term Deposit rate (“DTF”) was 10.9%.

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2023
January	13.3	16.2	13.9
February	13.3	13.1	14.4
March	13.3	7.1	13.3
April	12.8	3.7	12.5
May	12.4	(1.9)	12.6
June	12.1	(3.3)	13.0
July	11.8	(6.4)	13.6
August	11.4	(2.7)	13.7
September	11.0	(1.0)	13.1
October	10.5	(2.5)	13.1
November	10.1	(5.8)	12.8
December	9.3	(5.8)	12.6
2024
January	8.3	(5.5)	11.6
February	7.7	(5.4)	11.1

(1)	Percentage change over the previous 12 months at the end of each month indicated.
(2)	Average for each indicated month in 2023 and 2024, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

Year	Average(1)	End-of- period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 2010=100)
2023
January	4,712.18	4,632.20	151.22
February	4,802.75	4,808.14	151.17
March	4,760.96	4,627.27	148.39
April	4,526.03	4,669.00	142.52
May	4,539.54	4,408.65	141.79
June	4,213.53	4,191.28	132.08
July	4,067.63	3,923.49	129.13
August	4,066.87	4,085.33	126.86
September	4,008.41	4,053.76	123.86
October	4,219.16	4,060.83	128.45
November	4,040.26	3,980.67	125.65
December	3,954.14	3,822.05	123.82
2024
January	3,920.20	3,925.60	123.83
February	3,931.85	3,933.56	123.13

(1)	Representative market rate as calculated by the Financial Superintendency.
(2)

Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year. From May 2015, the Real Exchange Rate Index base is 2010. Producer price index figures used in calculating Colombian Peso Real Exchange Rate Index for 2015 use the new methodology described above.

(3)	The Real Exchange Rate Index figures for 2023 and 2024 are preliminary.

Source: Superintendencia Financiera, Banco de la República.

International Reserves

As of February 29, 2024, gross international reserves increased by U.S.$2,091.7 million to U.S.$59,480.3 million, compared to February 28, 2023.

As of March 18, 2024, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

Public Sector Finance

General

In 2023, the Government paid Ps. 26.3 trillion to the FEPC for its 2022 deficit. This payment was made with: (i) the budget appropriation destined for the FEPC, (ii) surpluses from uncommitted appropriations from debt service and the operation of the Treasury, and (iii) dividend compensation from the Ecopetrol Group.

On November 4, 2023, the Government made the last adjustment to the prices of gasoline for 2023. Following that last adjustment the average price was set at Ps. 14,564 per gallon. See “Public Sector Finance-General” for more information about Government adjustments to the prices of liquid fuels.

In January 2024, the Government made another adjustment to the prices of liquid fuels setting the average price at Ps. 15,160 per gallon.

As of April 1, 2024, the Government had paid Ps. 7.8 trillion to the FEPC for its 2023 first quarter deficit.

Public Sector Accounts

In 2023, the Central Government deficit was 4.3% of GDP (compared to a deficit of 5.3% of GDP for 2022), revenues totaled Ps. 296,365 billion and expenditures totaled Ps. 363,347 billion.

2024 Budget

On September 13, 2023, the joint Senate and Chamber Economic Commissions approved the draft 2024 Budget in the first debate, without additions.

On October 18, 2023, Congress approved the 2024 Budget, which included total fiscal expenses of the Government amounting to Ps. 502.6 trillion or 29.6% of GDP. The 2024 Budget is 18.9% higher than the 2023 Budget (Ps. 422.8 trillion). The 2024 Budget is distributed as follows: operational costs Ps. 308.2 trillion (18.0% of GDP); debt service Ps. 94.5 trillion (5.6% of GDP); and investment Ps. 99.9 trillion (5.9% of GDP). The fiscal deficit for 2024 is projected to be 4.4% of GDP.

On December 15, 2023, Law 2342 for the 2024 Budget was signed by President Petro.

Public Sector Debt

As of February 29, 2024, Central Government gross debt totaled Ps. 892,367 billion, equivalent to 53.1% of GDP, of which internal debt totaled Ps. 577,611 billion (34.4% of GDP) and external debt totaled Ps. 314,755 billion (18.7% of GDP). As of December 31, 2023, net debt of the Central Government totaled Ps. 846,641 billion, equivalent to 53.8% of GDP, of which internal debt totaled Ps. 555,828 billion (35.3% of GDP) and external debt totaled Ps. 290,813 billion (18.5% of GDP).

On February 1, 2024, the financial plan for 2024 (the “2024 Financial Plan”) was published, under which the Government plans to issue up to Ps. 53.4 trillion in internal debt and Ps. 22.4 trillion in external debt for 2024. Of external sources, it is expected that around 55% will come from loans with multilateral and bilateral organizations, while the remaining 45% will be obtained from the international capital market. According to the 2024 Financial Plan, the Central Government deficit for 2024 is projected to be 5.3% of GDP, and the non-financial public sector deficit for 2024 is projected to be 3.2% of GDP.

On March 19, 2024, the Ministry of Finance submitted to Congress the request to increase the debt limit to U.S.$17.6 billion.

Public Sector Internal Debt

As of February 29, 2024, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 584.1 trillion, compared to Ps. 516.6 trillion as of February 28, 2023.

The following table shows the direct internal funded debt of the Central Government as of February 29, 2024, by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

(In millions of Ps.)

	As of February 28, 2023	As of February 29, 2024
	(In million Ps.)	(In million Ps.)
Treasury Bonds	Ps.441,071,205	Ps.498,909,379
Treasury Bonds (short term)	12,416,069	11,136,999
Pension Bonds	6,043,826	5,139,649
Peace Bonds	754	733
Constant Value Bonds	1,030,828	1,397,392
Others(1)	1,922,969	1,899,398
Security Bonds	0	0
Treasury notes	44,397,791	55,923,234
Solidarity notes	9,741,703	9,741,700

Total	516,625,146	584,148,484

Total may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Public Sector External Debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of February 28, 2023		As of February 29, 2024
	(In millions of U.S. dollars)
Central Government	U.S. $	77,773	U.S. $	79,899
Public Entities(2)
Guaranteed		1,372		1,456
Non-Guaranteed		25,094		28,792

Total External Funded Debt	U.S. $	104,240	U.S. $	110,148

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of February 28, 2023, and February 29, 2024, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

On February 2, 2023, Colombia issued U.S.$2,200,000,000 aggregate principal amount of its 7.500% Global Bonds due 2034. Simultaneously, Colombia executed a tender offer for U.S.$394,309,000 and U.S.$122,655,000 of its 4.000% Global Bonds due 2024 and 8.125% Global Bonds due 2024, respectively.

On November 14, 2023, Colombia issued its first Global Social Bonds for U.S.$2,500,000,000. The aggregate principal amount was divided into two tranches: (i) U.S.$1,250,000,000 of its 8.000% Global Social Bond due 2035, and (ii) U.S.$1,250,000,000 of its 8.750% Global Social Bond due 2053, the proceeds of which were used to finance 2023 and pre-finance 2024 expenditures.

On December 7, 2023, Fitch Ratings, Inc. (“Fitch”) affirmed Colombia at ‘BB+’ Outlook Stable.

On January 18, 2024, S&P Global Ratings (“S&P”) affirmed Colombia’s BB+ foreign currency but revised the outlook from stable to negative mainly due to a perspective growth below expectations.

Public Sector External Funded Debt by Creditor(1)

	As of February 28, 2023		As of February 29, 2024
	(In millions of U.S. dollars)
Multilaterals	U.S. $	35,078	U.S. $	36,727
IDB		11,371		12,302
World Bank		15,068		15,706
Others		8,638		8,719
Commercial Banks		6,327		7,847
Export Credit Institutions		2,576		2,194
Bonds		54,821		57,972
Foreign Governments		5,438		5,408
Suppliers		0		0

Total	U.S. $	104,239	U.S. $	110,148

Total may differ due to rounding.

(1)

Provisional; subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of January 31, 2023, and January 31, 2024, respectively.

Source: Debt Registry Office Ministry of Finance.